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                              --SCHEDULE 12b-25--
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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K  [ ] Form 20-F   [ ] Form 11-K
             [X] Form 10-Q  [ ] Form N-SAR

For Period Ended: April 30, 2000
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                [ ] Transition Report on Form 10-K
                [ ] Transition Report on Form 20-F
                [ ] Transition Report on Form 11-K
                [ ] Transition Report on Form 10-Q
                [ ] Transition Report on Form N-SAR

For the Transition Period Ended:
                                 ------------------------

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| Read Instruction (on back page) Before Preparing Form. Please Print or Type  |
|  Nothing in this form shall be construed to imply that the Commission has    |
|                 verified any information contained herein.                   |
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

     Video City, Inc.
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Full Name of Registrant

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Former Name if Applicable

     9998 Global Road 2/nd/ Floor
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Address of Principal Executive Office (Street and Number)

     Philadelphia, Pennsylvania 19047
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

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                               Table of Contents


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                                    NT 10-Q

PART III...........................................................  2
PART IV............................................................  2
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    | (a)  The reasons described in reasonable detail in Part III of this form
    |      could not be eliminated without unreasonable effort or expense;
    | (b)  The subject annual report, semi-annual report, transition report on
    |      Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be
    |      filed on or before the fifteenth calendar day following the
[X] |      prescribed due date; or the subject quarterly report of transition
    |      report on Form 10-Q, or portion thereof will be filed on or before
    |      the fifth calendar day following the prescribed due date; and
    | (c)  The accountant's statement or other exhibit required by Rule
    |      12b-25(c) has been attached if applicable.

PART III - NARRATIVE

     Video City, Inc. (the "Company") previously reported that the Company and West Coast Entertainment Corporation ("West Coast") entered into an Agreement and Plan of Merger (the "Merger Agreement") in August 1999. In addition,on March 3, 2000, the Company entered into a Management Agreement (the "Management Agreement") with West Coast pursuant to which the Company will manage and operate West Coast's business until the closing of the proposed merger between the Company an West Coast. Concurrent with the execution of the Management Agreement, the directors and executive officers of West Coast resigned and Video City moved its principal executive offices from Torrance, California to Philadelphia, Pennsylvania. The efforts involved in restructuring the Company's operations, moving the offices to Philadelphia, taking on the management of West Coast, and conducting the necessary due diligence and arranging of financing required by the merger, have required significant management attention and accounting resources which could not be eliminated by the Company without unreasonable effort or expense. For the foregoing reasons, the Company requires additional time to prepare its Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2000.

     A significant change in results of operations from the corresponding period for the last fiscal quarter is anticipated to be reflected in the earnings statement to be included in the Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2000. The change is primarily due to the sale of the assets of 49 stores in July 1999, merger costs and restructuring charges mainly consisting of severance obligations to employees, lease liability for the executive offices in Torrance, California and a non-cash write down of leasehold improvements for the Torrance facility. The Company has not finalized the entries related to the above adjustments.

                                           (Attach Extra Sheets if Needed)



PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

          Rudolph Patino                   (215)                   856-2560
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              (Name)                 (Area Code)          (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is
     no, identify report(s).                                [X] Yes [ ] No
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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                               [X] Yes  [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                               Video City, Inc.
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                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  June 15, 2000                   By     /s/ Rudolph R. Patino
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                                              Rudolph R. Patino
                                              Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

+----------------------------------ATTENTION-----------------------------------+
|                INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT                |
|         CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).         |
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                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T ((S)232.201 or (S)232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T ((S)232.13(b) of this chapter).


SEC 1344 (2-99)

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